June 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OS Therapies Incorporated Amendment No. 1 to Registration Statement on Form S-1 Filed June 7, 2024 File No. 333-279839

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we are hereby filing with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), relating to a proposed public offering of shares of the Company’s common stock, including a copy of the exhibits listed in the Amendment as filed therewith.

The Amendment reflects responsive changes to the SEC staff’s comment letter dated June 11, 2024, with respect to revising the financial statements and accompanying footnotes to reflect the reverse stock split of the Company’s common stock effected on June 4, 2024, by updating all share and per share amounts for all common stock related instruments. Set forth below are each of the staff’s comments and the respective responses.

Amendment No. 1 to Registration Statement on Form S-1

Index to Financial Statements

Balance Sheet, page F-2

1.	Please revise the presentation of your equity shares in the March 31, 2024 and December 31, 2023 financial statements and elsewhere in your filing to retrospectively restate the number of shares to reflect the reverse split. Refer to the guidance in SAB Topic 4C and FASB ASC 505-10-S99-4. Additionally, include disclosures where appropriate in the filing confirming that the reverse stock split has been retrospectively applied for all periods presented.

Response: In accordance with the guidance in SAB Topic 4C and FASB ASC 505-10-S99-4, the Company has revised the presentation of its equity shares in the March 31, 2024 and December 31, 2023 financial statements and elsewhere in the filing to retrospectively restate the number of shares to reflect the reverse split. Additionally, disclosure has been included in the filing confirming that the reverse stock split has been retrospectively applied for all periods presented.

The following language appears or has been added to pages 6, 11-12, 56, 98, 101, F-23 and F-46.

“On June 4, 2024, we filed a certificate of amendment to our third amended and restated certificate of incorporation to effectuate a 1-for-2 reverse stock split of our outstanding shares of common stock, effective upon such filing. The par value and authorized shares of our common stock were not adjusted as a result of the reverse stock split. No fractional shares were issued in connection with the reverse stock split as all fractional shares were rounded up to the nearest whole share. All share and per share amounts have been retroactively restated for all periods presented to reflect the reverse stock split.”

Notes to the Financial Statements

Note 8 - Subsequent Events, page F-22

2.	Please provide disclosures about the reverse stock split, effected on June 4, 2024, in the subsequent events note here and as a subsequent note in the notes to the audited financial statement for the year-ended December 31, 2023.

Response: As requested by the staff, disclosures have been added about the reverse stock split, effected on June 4, 2024, in the subsequent events note on page F-23 and as a subsequent note in the notes to the audited financial statement for the year-ended December 31, 2023, on page F-46. Please see the prior comment response for the complete reverse stock split disclosure.

Report of Independent Registered Public Accounting Firm, page F-23

3.	Please have your independent auditor provide a revised audit report to include a dual date for the reverse stock split effected on June 4, 2024 in accordance with PCAOB – Auditor Reporting, at paragraph .05 of AS 3110, or explain why a revised audit report is not required.

Response: In accordance with PCAOB – Auditor Reporting, at paragraph .05 of AS 3110, the Company’s independent auditor has provided a revised audit report to include a dual date for the reverse stock split effected on June 4, 2024, on page F-23, as follows:

“/s/ MaloneBailey, LLP
www.malonebailey.com

We have served as the Company’s auditor since 2020.

Houston, Texas
May 13, 2024, except Note 9 which is dated June 13, 2024”

Additionally, as requested by the staff, we have removed in various places throughout the prospectus the word “assumed” that appeared prior to the initial public offering price.

As we have previously advised the staff, the Company and the lead underwriter would like to submit requests for acceleration of effectiveness of the Company’s registration statement promptly in order to have the registration statement declared effective by the Commission on or about Tuesday, June 18, 2024, or as soon thereafter as is practicable. The Company appreciates the staff’s review of the Amendment with this expedited timing.

A copy of the letter from FINRA clearing the underwriting compensation arrangements for the offering has been forwarded to you, and we believe all other information has been previously provided to the staff.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me (tel.: (212) 451-2234) or Paul A. Romness, MPH, the Company’s Chief Executive Officer (tel.: (410) 297-7793).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Jimmy McNamara, Esq., U.S. Securities and Exchange Commission

Mr. Paul A. Romness, MPH
Mr. Christopher P. Acevedo

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